

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2014

Via E-mail
Derek Peterson
Chief Executive Officer
Terra Tech Corp.
18101 Von Karman, Third Floor
Irvine, California 92612

> **Re:** **Terra Tech Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed December 19, 2013**
> **File No. 333-191954**

Dear Mr. Peterson:

We have limited our review of your registration statement to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comments, we may have additional comments.

Prospectus Cover Page

1. We note your response to prior comment 4 and your revised disclosure. Since it appears from Section 8.1 of the Common Stock Purchase Agreement with Hanover Holdings that the term of the equity line is approximately the thirty-six month period commencing after your registration statement on Form S-1 (333-188477) went effective on September 30, 2013, it is still unclear to us why you disclose that your offering will terminate "sixteen (16) months" after the effective date of your prospectus. Please advise or revise your disclosure as appropriate.

Common Stock Outstanding Before the Offering, page 9

2. We have reviewed your response to prior comment 2 and your disclosure on page 9 that you have 232,937,563 shares of common stock outstanding on a fully diluted basis. We see, however, from your balance sheet as of September 30, 2013 that you had

101,165,307 shares of common stock actually issued and outstanding and we see from your disclosure that after September 30, 2013 you issued 11,965,439 shares of common stock upon the conversion of debentures, 10,608,667 shares of common stock and 10,608,667 shares of common stock that are issuable upon the exercise of warrants from your Units offering on October 24, 2013, and that you put 10,085,259 shares of common stock to Hanover Holdings under the equity line after September 30, 2013. From your current disclosure it would appear that you currently have 231,802,141 shares of common stock outstanding on a fully diluted basis. Please advise and revise your disclosure as necessary, including providing all of the disclosures required by Regulation S-K Item 701 in Item 15 of Part II of your registration statement with respect to all unregistered issuances of shares of your common stock.

Liquidity and Capital Resources, page 37

3.   We see from Note 9 to your financial statements for the quarter ended September 30, 2013 that during 2013 you issued senior secured promissory notes bearing interest at a rate of 60% per annum and that currently you may be in default under certain of those notes. Please revise your disclosure to include all sources of liquidity, including the senior secured promissory notes, and expand your disclosure to indicate whether you are in default on any of those notes and the actions you have taken or plan to take to remedy any defaults.

4.   Your response to prior comment 12 indicates that you would revise your disclosure to indicate that "22,134,962 shares" had been issued for "$1,002,500." We do not see such revisions in your prospectus, please advise.

Footnote 15. Subsequent Events, page F-36

5.   Please tell us when you will file the Form D referenced in your response to prior comment 13.

Item 15. Recent Sales of Unregistered Securities

6.   With respect to the offering of Units on October 24, 2013, please tell us why you have not filed an 8-K reporting that offering under Item 3.02 of Form 8-K. For purposes of your response to this comment, please take note of Instruction 1 to Item 3.02 of Form 8-K which indicates that for purposes of that Item "'the number of shares outstanding' refers to the actual number of shares of equity securities of the class outstanding and does not include outstanding securities convertible into or exchangeable for such equity securities."

Item 16. Exhibit Index

7.   Please file all necessary auditors' consents with your next amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Tim Buchmiller at (202) 551-3635 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Thomas Puzzo, Esq.